SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


AEA CONSUMER REPORT CONFIRMS RYANAIR IS THE NO.1 ON-TIME MAJOR AIRLINE IN EUROPE

Ryanair, Europe's No.1 low fares airline had its position as Europe's No.1 on-time major airline confirmed by the release of the AEA (Association of European Airlines) airline punctuality statistics for March 2003.

Ryanair recorded 91% of all flights during the month of March arriving on time, this made Ryanair the most punctual major airline in Europe during the month of March (together with SAS) and Ryanair stands alone as the No.1 on-time airline for the first quarter of 2003.

                                 MARCH 2003 *           QTR 1 2003

1. Ryanair                                     91%                  88%

2. SAS                                         91%                  86%

3. Lufthansa                                   88%                  82%

4. British Airways                             83%                  77%

5. Easyjet                                     81%                  76%

6. Air France                                  84%                  76%

7. Alitalia                                    70%                  64%

 * Source AEA Punctuality Report dated 29th April 2003.

Ryanair's Head of Communications, Paul Fitzsimmons said:

    "The AEA Consumer Report confirms that Ryanair not only offers the lowest fares, but also the No.1 on-time services of any of the major airlines in Europe. In fact the AEA report confirms that the major European airlines are not only charging very high fares, but you are also much much more likely to arrive late than you are on Ryanair, Europe's No.1 on-time airline.

    "Perhaps it is because Ryanair offer much lower fares and better on-time services than the high fare AEA members, that this is why the AEA - the Association of High Fare European Airlines - has refused to admit Ryanair to membership.

    "This report confirms what millions of European consumers already know - if you want the lowest fares and to get there on time, you should fly Ryanair - Europe's No.1 low fares airline".

                Editors Note: The AEA figures also confirm that Ryanair is also No.1 for fewest cancellations and fewest lost bags during March and Quarter One '03.

Ends.     Tuesday, 29th April 2003

For further information

please contact:

Paul Fitzsimmons
Ryanair
Tel. +353-1-8121212

Pauline McAlester
Murray Consultants
Tel. +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 April 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director